Exhibit (a)(1)(G)
NEWS

FOR IMMEDIATE RELEASE

Contact:

Brian R. Kahn
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

Desert Equity LP Commences Tender for 3.74 Million Shares of White Electronic Designs Corporation

ORLANDO, FL – August 18, 2009 – Desert Equity LP, a Delaware limited partnership (“Desert Equity”), today announced that it has commenced its previously announced cash tender offer (the “Offer”) for up to a total of 3,740,000 shares of common stock, or approximately 16.3% of the shares outstanding, of White Electronic Designs Corporation (the “Company”) (Nasdaq: WEDC), at a price of $4.25 net per share in cash (subject to applicable withholding of U.S. federal, state and local taxes).

The offer price represents an approximately 5% premium over the Company’s closing stock price of $4.05 on August 12, 2009 (the last trading day before the announcement of the intention to make the Offer).  The Offer is subject to a number of conditions customary for transactions of this type, but will not be subject to any financing contingency.

Desert Equity is controlled by its general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”).  Brian R. Kahn, the Chairman of the Company’s Board of Directors, is the sole member and manager of Desert Management.  Desert Equity and Desert Management have not carried on any activities other than in connection with the Offer.

Caiman Partners, L.P., a Delaware limited partnership (“Caiman Partners”), has committed to provide Desert Equity with the funds necessary to conduct the Offer.  Brian R. Kahn founded and has served as the investment manager of Caiman Partners since its inception in August 2003.  Caiman Partners focuses on public and private market investments in the consumer, manufacturing and defense industries.  Caiman Partners is controlled by its general partner, Caiman Capital GP, L.P., a Delaware limited partnership (“Caiman Capital”).  Caiman Capital is controlled by its general partner, Caiman Capital Management, LLC, a Delaware limited liability company (“Caiman Management”).  Caiman Management is controlled by its managing member, Brian R. Kahn.

Upon completion of the Offer (assuming that 3,740,000 shares of the Company’s common stock are tendered by the Company’s shareholders and accepted for payment by Desert Equity), (i) Desert Equity will directly beneficially own 3,740,000 shares or approximately 16.3% of the outstanding shares of the Company’s common stock, (ii) Desert Management may be deemed to beneficially own the 3,740,000 shares of the Company’s common stock directly beneficially owned by Desert Equity, and (iii) Brian R. Kahn may be deemed to beneficially own 4,566,200 shares or approximately 19.9% of the outstanding shares of the Company’s common stock (including the 803,700 shares directly beneficially owned by

Caiman Partners, the 3,740,000 shares directly beneficially owned by Desert Equity, and 22,500 shares of restricted stock granted to Mr. Kahn pursuant to the Company’s 2006 Director Restricted Stock Plan).

The Offer and Withdrawal Rights under the Offer will expire at 12:01 a.m., New York City time, on Wednesday, September 16, 2009, unless the Offer is extended.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL, WHICH MAY BE MADE ONLY PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL BEING FILED TODAY WITH THE SECURITIES AND EXCHANGE COMMISSION.  THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF THE COMPANY’S SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT COMPLY WITH THE LAWS OF THAT JURISDICTION.